UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                                                                           SEC FILE NUMBER
                                                                              333-88480
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                            NOTIFICATION OF LATE FILING                      CUSIP NUMBER
                                                                              05530G 102
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(Check one):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

              For Period Ended: September 30, 2007
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              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

BBM Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

61 Broadway, Suite 1905
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Address of Principal Executive Office (Street and Number)

New York, NY  10006
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reason described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
    | (b)   The subject annual report, semi-annual report, transition report on
|X| |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof, will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because of delays in obtaining transfer agent records due to a change in ownership of the Registrants transfer agent, reduced staffing of the Registrant's small residual work force following the cessation of operations of the Registrant's wholly owned subsidiary and its operating entity, Broadband Maritime, Inc. in June 2007, and the complexity of accounting for the sale of the Registrant's intellectual property and technology relating to broadband services to ships, effective November 1, 2007. The Registrant is a small company with limited resources available to dedicate to the preparation of this quarterly report on Form 10-KSB, despite having engaged an outside consultant to assist the Registrant in the process.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Andrew Limpert, President              212                 430-6369
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          (Name)                         (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                |X|  Yes |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                  |X|  Yes |_|  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant acquired Broadband Maritime, Inc. in March 2007, and substantially all of the assets and liabilities Prime Resource, Inc., the predecessor to the Registrant, were sold as of April 30, 2007. On June 5, 2007, BBM Holdings announced that Broadband Maritime, Inc. had ceased operations and reduced employment to a small residual force. The Registrant sold its remaining business assets on October 29, 2007. As a consequence of these actions, the Company incurred substantial losses in the year ended September 30, 2007, as reported in the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007. Since that date, other than selling its remaining business assets, as reported in the Registrant's Current Report on Form 8-K on October 17, 2007, the Registrant has not carried on significant business activities but continues to incur losses relating to professional services. Given our limited resources as referenced in Part III of this Notification of Late Filing on Form 12b-25, a reasonable estimate of the results cannot be made.

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                               BBM Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 27, 2007                       By: /s/ Andrew Limpert
                                                  ------------------------------
                                                       Andrew Limpert, President


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